SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.

(Name of Subject Company)
DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; Steven Gold; MP Value Fund 7, LLC; MPF DeWaay Fund 6, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 138 units of limited partnership interest (the “Units”) in Davidson Diversified Real Estate II, L.P., at a price of $8,400 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between June 12, 2008 and July 16, 2008 or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of June 12, 2008 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2008.

ITEM 1.	SUBJECT COMPANY INFORMATION.
     The name of the subject company is Davidson Diversified Real Estate II, L.P., a Delaware limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, Post Office Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of June 13, 2008, 1,224.25 Units were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s managing general partner is Davidson Diversified Properties, Inc. (the “Managing General Partner”), a Tennessee corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase up to 138 Units of the Partnership in cash, at a price of $8,400 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on June 12, 2008. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all Partnership activities. The partnership agreement of the Partnership (the “Partnership Agreement”) provides for payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $103,000 and $97,000 for the three months ended March 31, 2008 and 2007, respectively, and approximately $397,000 and $375,000 for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, approximately $1,000 of such expense was accrued.

     An affiliate of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $69,000 and $105,000 for the three months ended March 31, 2008 and 2007, respectively, and $330,000 and $360,000 for the years ended December 31, 2007 and 2006, respectively. The portion of these reimbursements included in investment properties for the three months ended March 31, 2008 and 2007 are construction management services provided by an affiliate of the Managing General Partner of approximately $32,000 and $50,000, respectively. For the years ended December 31, 2007 and 2006, the portion of these reimbursements included in investment properties was approximately $133,000 and $175,000, respectively. At March 31, 2008 and December 31, 2007, approximately $61,000 and $24,000, respectively, of reimbursements are accrued.
     In accordance with the Partnership Agreement, AIMCO Properties, L.P., an affiliate of the Managing General Partner, advanced the Partnership various funds to cover capital expenditures, operational expenses, real estate taxes and funds in connection with the refinancing of the mortgage encumbering Big Walnut Apartments. No such advances were received during the three months ended March 31, 2008 or 2007; however the Partnership received advances of $818,000 and $346,000 during the years ended December 31, 2007 and 2006, respectively. The Partnership repaid approximately $172,000 of principal and approximately $178,000 of accrued interest to AIMCO Properties, L.P. during the three months ended March 31, 2008. During the year ended December 31, 2007, the Partnership made a payment of approximately $200,000 of accrued interest to AIMCO Properties, L.P. from cash reserves. During the year ended December 31, 2006, the Partnership repaid $3,496,000 of principal and approximately $1,338,000 of accrued interest. At March 31, 2008 and December 31, 2007, the amount of the outstanding loans and accrued interest due to AIMCO Properties, L.P. was approximately $6,565,000 and $6,797,000, respectively. Interest on advances is charged at prime plus 1% (6.25% at March 31, 2008). Interest expense was approximately $117,000 and $130,000 for the three months ended March 31, 2008 and 2007, respectively, and approximately $537,000 and $642,000 for the years ended December 31, 2007 and 2006, respectively. The Partnership may receive additional advances of funds from AIMCO Properties, L.P. although AIMCO Properties, L.P. is not obligated to provide such advances. For more information on AIMCO Properties, L.P., including copies of its audited balance sheet, please see its reports filed with the Securities and Exchange Commission. Subsequent to March 31, 2008, the Partnership made a payment of approximately $150,000 of accrued interest to AIMCO Properties, L.P.
     The Partnership accrued a real estate commission due to the Managing General Partner of $48,000 upon the sale of Shoppes at River Rock during the year ended December 31, 1999. During 2002, the Partnership paid $30,000 of the amount to an unaffiliated third party as part of a settlement regarding brokerage services. Approximately $18,000 is accrued at March 31, 2008 and December 31, 2007. Payment of this commission is subordinate to the limited partners receiving their original invested capital plus a cumulative non-compounded annual return of 8% on their adjusted invested capital.
     The Partnership insures its properties up to certain limits through coverage provided by AIMCO Properties, L.P. which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO Properties, L.P. limits through insurance policies obtained by AIMCO Properties, L.P. from insurers unaffiliated with the Managing General Partner. During the three months ended March 31, 2008, the Partnership was charged by AIMCO Properties, L.P. and its affiliates approximately $159,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2008 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $202,000 and $215,000 for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2007 and 2006, respectively.
     In addition to its indirect ownership of the managing and associate general partner interests in the Partnership, AIMCO and its affiliates owned 706.00 Units in the Partnership representing 57.67% of the outstanding Units at June 13, 2008. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 57.67% of the outstanding Units, AIMCO is in a position to control all such voting decisions with respect to the Partnership. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 24, 2008, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.

ITEM 8.	ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of June 24, 2008, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.
(a)(1)	Letter to Unit Holders of the Partnership, dated as of June 24, 2008.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.
By:	DAVIDSON DIVERSIFIED PROPERTIES, INC.,
its Managing General Partner

/s/ Martha L. Long

Martha L. Long
Senior Vice President Dated: June 24, 2008

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